AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

April 14, 2016

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Sandra B. Hunter, Esq.

Tom Kluck, Esq.

Re:	Manhattan Bridge Capital, Inc. and MBC Funding II Corp.

Registration Statement on Form S-11;

(SEC File No. 333-208894)

Dear Ms. Hunter and Mr. Kluck:

Reference is made to our letter dated April 13, 2016, in which we, acting on behalf of the several underwriters, joined in the request of Manhattan Bridge Capital, Inc. and MBC Funding II Corp. requesting the acceleration of the effective date of the above-referenced Registration Statement for Thursday, April 14, 2016, at 4:00 PM, Eastern Time, in accordance with Rule 460 promulgated under the Securities Act of 1933, as amended. Acting on behalf of the several underwriters, we hereby withdraw such request and join in the request of Manhattan Bridge Capital, Inc. and MBC Funding II Corp. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 12:00 PM, Eastern Time, on Friday, April 15, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between March 23, 2016 and April 12, 2016, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the notes, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 22, 2016 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By: AEGIS CAPITAL CORPORATION

By:	/s/ David S. Hentschel
Name: David S. Hentschel
Title: Compliance Officer